FORM 51-101F2

REPORT ON RESERVES DATA

BY

INDEPENDENT QUALIFIED RESERVES

EVALUATOR OR AUDITOR

To the board of directors of Kolibri Global Energy Inc. (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2020. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2020, estimated using forecast prices and costs.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5. The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2020, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management:

Location of
Independent Qualified		Reserves	Net Present Value of Future Net Revenue
Reserves Evaluator	Effective Date of	(Country or Foreign	(before income taxes, 10% discount rate) (US$)
or Auditor	Evaluation Report	Geographic Area)	Audited	Evaluated	Reviewed	Total
Netherland, Sewell &
Associates, Inc.	December 31, 2020	United States	nil	263,117,400	nil	263,117,400

6. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7. We have no responsibility to update our report referred to in paragraph 5 for events and circumstances occurring after the effective date of our report.

8. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

NETHERLAND, SEWELL & ASSOCIATES, INC.

Texas Registered Engineering Firm F-2699

Dallas, Texas, USA

March 3, 2021

By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

CBR:SGZ

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